Exhibit 99.1

VEDANTA LIMITED

CIN:L13209MH1965PLC291394

Regd. Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate

Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400 093

Tel.: +91-22 6643 4500

Fax: +91-22 6643 4530

Website: www.vedantalimited.com

E-mail ID: comp.sect@vedanta.co.in

Notice of 54th Annual General Meeting

Notice is hereby given that the 54th Annual General Meeting (AGM/Meeting) of Vedanta Limited will be held on Thursday, July 11, 2019 at 10:30 a.m. IST at the Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050 to transact the following business:

Ordinary Business:

1.

To receive, consider and adopt the audited standalone financial statements of the Company for the financial year ended March 31, 2019 and the reports of the Board of Directors and Auditors thereon; and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2019 and the reports of the Board of Directors and Auditors thereon laid before this meeting, be and are hereby received, considered and adopted.”

2.

To receive, consider and adopt the audited consolidated financial statements of the Company for the financial year ended March 31, 2019 and the report of Auditors thereon and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2019 and the report of Auditors thereon laid before this meeting, be and are hereby received, considered and adopted.”

3.

To confirm the payment of two Interim Dividends aggregating to ₹ 18.85 per equity share for the financial year ended March 31, 2019 and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the First Interim Dividend of ₹ 17.00 per equity share of ₹ 1/- each fully paid up and Second Interim Dividend of ₹ 1.85 per equity share of ₹ 1/- each fully paid-up, approved by the Board of Directors and already paid, be and is hereby confirmed for the Financial Year 2018-19.”

4.

To confirm the payment of Preference Dividend on 7.5% Non-Cumulative Non-Convertible Redeemable Preference shares, for the period from April 1, 2018 up to the date of redemption i.e. October 27, 2018 and, in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the Preference Dividend of ₹ 0.75 on 7.5% Non-Convertible Non-Cumulative Redeemable Preference Shares of face value of ₹ 10 each fully paid of the Company, for the period from April 1, 2018 up to the date of redemption i.e. October 27, 2018, as per the terms of issuance, approved by the Board of Directors and already paid, be and is hereby confirmed for the Financial Year 2018-19.”

5.

To appoint Ms. Priya Agarwal (DIN: 05162177), who retires by rotation and being eligible, offers herself for re-appointment as a Director and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 152 of the Companies Act, 2013, Ms. Priya Agarwal (DIN: 05162177), who retires by rotation at this meeting and being eligible has offered herself for re-appointment, be and is hereby re-appointed as a Non-Executive Director of the Company, liable to retire by rotation.”

Special Business

6.

To consider appointment of Mr. Srinivasan Venkatakrishnan (DIN: 08364908) as the Whole-Time Director, designated as Chief Executive Officer (CEO) of the Company for the period from March 01, 2019 to August 31, 2021 and, in this regard, pass the following resolution as Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 152 and all other applicable provisions, if any, of the Companies Act, 2013 (hereinafter referred to as ‘the Act’) and the relevant Rules made thereunder (including any statutory modification(s) or re-enactment thereof, for the time being in force), and the applicable Regulations under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the provisions of the Articles of Association of the Company, Mr. Srinivasan Venkatakrishnan (DIN: 08364908), who was appointed as an additional director and designated as a Whole-Time Director & CEO by the Board of Directors of the Company at their meeting held on January 31, 2019, based on the recommendation of the Nomination and Remuneration Committee of the Board and who holds office as such up to the date of ensuing Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 160(1) of the Act from a Member proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company liable to retire by rotation.

RESOLVED FURTHER THAT in accordance with the recommendations of the Nomination and Remuneration Committee of the Board of Directors and pursuant to the provisions of Sections 196, 197, 198 and 203 of the Act, read with Schedule V to the Act, and other applicable provisions, if any, of the Act and the rules made thereunder, (including any statutory modification(s) or re-enactment thereof, for the time being in force), the Articles of Association of the Company and subject to the approval of the central government or such other sanctions as may be necessary, consent of the Members be and is hereby accorded to the appointment of Mr. Srinivasan Venkatakrishnan as a Whole-Time Director designated as Chief Executive Officer of the Company for a period effective from March 1, 2019 to August 31, 2021 on the terms and conditions including remuneration as set out in the statement annexed to the Notice of this Meeting, with liberty to the Board of Directors to alter and vary the terms and conditions of the appointment and/ or remuneration based on the recommendation of the Nomination & Remuneration Committee, subject to the same not exceeding the limits specified under Section 197 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force).

Notice of 54th Annual General Meeting

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to do all such acts, deeds and matters and things as, in its absolute discretion, it may consider necessary, expedient and desirable to give effect to this resolution.”

7.

To consider re-appointment of Mr. Tarun Jain (DIN: 00006843) as Non-Executive Director of the Company for a period of one (1) year effective April 1, 2019 to March 31, 2020 and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to Section 152 and other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualifications of Directors) Rules, 2014 (including any statutory modification(s) or enactment thereof for the time being in force) [the Act], Mr. Tarun Jain (DIN: 00006843) who was re-appointed by the Board of Directors of the Company, on the recommendation of the Nomination and Remuneration Committee of the Board of Directors at their meeting held on March 28, 2019 and in respect of whom the Company has received a notice in writing under Section 160(1) of the Act from a Member proposing his candidature for the office of Director , be and is hereby re-appointed as a Non-Executive Director of the Company liable to retire by rotation, to hold office for a term of one year effective April 1, 2019 till March 31, 2020”.

8.

To consider and approve payment of remuneration to Mr. Tarun Jain (DIN:00006843), Non-Executive Director in excess of the limits prescribed under Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and in this regard, pass the following resolution as Special Resolution:

“RESOLVED THAT in accordance with the applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018, approval be and is hereby accorded for payment of remuneration to Mr. Tarun Jain (DIN: 00006843), Non-Executive Director of the Company, details whereof are set out in the Explanatory Statement, being in excess of fifty percent of the total annual remuneration payable to all Non-Executive Directors.”

9.	To consider the appointment of Mr. Mahendra Kumar Sharma (DIN:00327684) as an Independent Director of the Company as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 149, 150, 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013 (the Act) and the Companies (Appointment and Qualifications of Directors) Rules, 2014, (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’), on the recommendation of the Nomination & Remuneration Committee and approval of the Board of Directors for appointment of Mr. Mahendra Kumar Sharma (DIN: 00327684) as an Additional Director in the capacity of an Independent Director of the Company w.e.f. June 01, 2019, who has submitted a declaration that he meets the criteria for independence as provided under Section 149(6) of the Act and Regulation 16(1) (b) of the Listing Regulations and is eligible for appointment, and in respect of whom the Company has received a notice in writing in terms of Section 160(1) of the Act and who holds office as such up to the date of ensuing Annual General Meeting, be and is hereby, appointed as a Non-Executive Independent Director of the Company not liable to retire by rotation, to hold office for a period effective from June 01, 2019 till May 03, 2022.”

10.	To ratify the remuneration of Cost Auditors for the financial year ending March 31, 2020 and, in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re- enactment(s) thereof, for the time being in force), the remuneration, as recommended by the Audit Committee and approved by the Board of Directors and set out in the Statement annexed to the Notice convening this meeting, to be paid to the Cost Auditors appointed by the Board of Directors of the Company, to conduct the audit of cost records of the Company for the financial year ending March 31, 2020, be and is hereby ratified.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorised to do all such necessary acts and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

By order of the Board of Directors
Prerna Halwasiya

Company Secretary & Compliance Officer
Place: Gurugram	ACS No.: 20856
Dated: May 30, 2019

Registered Office:

1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East), Mumbai – 400 093

CIN: L13209MH1965PLC291394

E-mail: comp.sect@vedanta.co.in

Website: www.vedantalimited.com

Tel.: +91 22 6643 4500; Fax: +91 22 6643 4530

Notes:

1.

A Member entitled to attend and vote at the 54th Annual General Meeting (AGM/Meeting) is entitled to appoint a proxy to attend and vote on poll instead of himself/ herself and such proxy need not be a Member of the Company. The instrument appointing a proxy/proxies in order to be effective, should be deposited at the registered office of the Company duly completed and signed not less than forty-eight hours (48) before the commencement of the meeting. A Proxy form is enclosed herewith.

A person can act as a proxy on behalf of Members not exceeding fifty (50) and holding in the aggregate not more than ten percent (10%) of the total share capital of the Company carrying voting rights. A Member holding more than ten percent of the total share capital of the Company carrying voting rights may appoint a single person as a proxy and such person shall not act as a proxy for any other person or Member.

2.

A statement pursuant to Section 102(1) of the Companies Act, 2013 (Act) relating to the special businesses to be transacted at the 54th AGM is annexed hereto. All documents referred to in the accompanying Notice and the Explanatory Statement shall be open for inspection at the Registered Office and the Corporate office of the Company during business hours except on holidays, up to and including the date of the Annual General Meeting, and also at the Meeting.

3.	Information regarding particulars of Directors seeking appointment/re-appointment at the ensuing Meeting is annexed to the Notice.

4.

The Company is providing facility for voting by electronic means (e-voting) through an electronic voting system which will include remote e-voting as prescribed by the Companies (Management and Administration) Rules, 2014 as presently in force and the business set out in the Notice will be transacted through such voting. The facility for voting will also be made available at the AGM (Insta poll) and Members attending the AGM, who have not already cast their vote(s) by remote e-voting shall be able to exercise their right at the AGM. Information and instructions including details of User ID and password relating to e-voting are provided in the Notice under Note No. 21.

5.

Corporate Members intending to send their authorised representative(s) to attend the Meeting pursuant to Section 113 of the Act are requested to send to the Company, a certified copy of the relevant Board Resolution/ Authority Letter/ Power of Attorney, authorising their representatives together with the specimen signatures of the representative(s) to attend and vote on their behalf at the Meeting.

6.	The Register of Members and Share Transfer Books of the Company will remain closed from Saturday, July 6, 2019 to Wednesday, July 10, 2019 (both days inclusive).

7.

The Notice of AGM along with Annual Report for FY 2019 is being sent to the Members through e-mail who have registered their e-mail IDs with the Company/ Depository Participants (DPs)/ Company’s Registrars and Share Transfer Agents, M/s. Karvy Fintech Private Limited (Karvy/RTA).

Members whose e-mail ID is not registered are being sent physical copies of the said Annual Report and Notice at their registered address through permitted mode.

Members whose e-mail ID is registered with the Company and who wish to receive printed copy of the Annual Report may send their request to the Company at its registered office address or to the Karvy at “Unit: Vedanta Limited, Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad - 500 032”.

8.	The Notice and the Annual Report will also be available under the Investor Relations section on the website of the Company www.vedantalimited.com.

9.

Members, who are holding shares in physical form are requested to address all correspondence concerning registration of transfers, transmissions, sub-division, consolidation of shares or any other share related matters and/or change in address or updation thereof with Karvy. Members, whose shareholding is in electronic format are requested to direct change of address notifications, registration of e-mail address and updation of bank account details to their respective DPs;

10.	In case you wish to change/update the NECS / ECS mandate, please write to Karvy or update on website of the Company. However, for the shares held in demat form, please write to your DP.

11.	In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote at the Meeting.

12.

The Company has transferred the unpaid or unclaimed dividends declared up to the financial years 2010-11 from time to time on the respective due dates, to the Investor Education and Protection Fund (IEPF) established by the Central Government. The Company has uploaded the details of unpaid and unclaimed amounts lying with the Company as on August 24, 2018 (date of the last Annual General Meeting) on the website of the Company www.vedantalimited.com.

Pursuant to Section 124(6) of the Companies Act, 2013, read with IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 and amendments thereon (IEPF Rules), all shares in respect of which dividend has not been paid/claimed for seven consecutive years or more shall be transferred in the name of Investor Education and Protection Fund (IEPF) Authority. The details of such shares transferred to IEPF has been uploaded on the website of the Company www.vedantalimited.com.

The Members whose unclaimed dividends/shares have been transferred to IEPF, may claim the same by applying to the IEPF Authority through Form IEPF 5 on the website of IEPF Authority www.iepf.gov.in.

13.

The Securities and Exchange Board of India (SEBI) has mandated the submission of Permanent Account Number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their DPs with whom they are maintaining their demat accounts. Members holding shares in physical form can submit their PAN details with Karvy or update on website of the Company.

14.	Members who have not encashed the dividend so far in respect of the financial years from 2011-12 to 2018- 19 are requested to write to Karvy who shall arrange to send the unclaimed dividend amount.

15.

Members/ proxies/ Authorised Representatives are requested to bring to the meeting necessary details of their shareholding, duly filled admission/attendance slip(s) and copy(ies) of their Annual Report.

16.

Non-Resident Indian Members are requested to inform Karvy/respective DPs, immediately of (a) change in their residential status on return to India for permanent settlement and (b) particulars of their bank accounts maintained in India with complete details.

17.

Members having any question on financial statements or on any agenda item proposed in the notice of AGM are requested to send their queries at least ten days prior to the date of Meeting of the Company at its registered office address to enable the Company to collect the relevant information or by logging on the website of Karvy at https://evoting.karvy.com using the secured login credentials.

Notice of 54th Annual General Meeting

18.	Appeal to Shareholders :

DEMAT

•

Pursuant to SEBI notification dated June 8, 2018, transfer of shares in physical mode is prohibited and mandates holding in demat except in case of transmission or transposition. Accordingly, Members are requested to convert the physical holding to demat through depository participant. Members may contact the Company for any assistance in the said process of physical to demat of shares.

REGISTRATION OF NOMINATION AND BANK MANDATE

•

Registration of nomination makes easy for dependants to access your investments and set out the proportion of your benefits to the nominees. Registration and/or updation of bank mandate ensures the receipt of dividend and/or any other consideration timely, faster and easier and more important avoids fraudulent encashment of warrants. Members are requested to submit their bank registration documents i.e. request letter, cancelled cheque and self-attested PAN card & address proof with the Company and/ or depository participants. The format for furnishing details to the Company is also available on the website of the Company www.vedantalimited.com.

ELECTRONIC COMMUNICATION

•

All notices, financial statements, annual report etc. can be sent to the Members electronically as notified in the Companies Act, 2013 and Rules. It reduces Company’s cost of printing and dispatch, timely and speedy intimations and also supports the initiative of green environment. Members are requested to register/ update their e-mail ID by sending a letter intimation to the Company except wherein the shareholding is in demat it may be sent to the depository participant.

GENERAL REQUEST

•

Documents for transmission, bank mandate registration/ updation, dividend warrants/ demand drafts are requested to be posted through courier or registered post to enable track and avoid loss of document;

•	At regular intervals verify the address and bank details updated with Karvy or depository participants and intimate the changes as and when ever required;

•	Deal only with SEBI registered intermediaries and obtain a valid Contract Note/ Confirmation Memo from the broker/ sub-broker, within 24 hours of execution of the trade;

•	Do not share your demat account login and password and retain the relevant instruction slips in safe custody;

•	Obtain periodic statement of your holdings from the concerned DP and verify your holdings periodically.

19.	For the security and safety of the Members, the shareholders/ attendees are strictly requested not to bring any article/ baggage including water bottles and tiffin boxes at the AGM venue.

20.	A Route map along with prominent landmark for easy location to reach the AGM venue is provided at the end of this notice.

21.	Voting through electronic means
a)

Pursuant to the provisions of Section 108 and other applicable provisions, if any, of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended; Regulation 44 of Listing Regulations; and SS-2 issued by ICSI, the Company is pleased to provide to its Members, facility to exercise their right to vote on the resolutions proposed to be considered at the 54th AGM by electronic means;

b)	The Company has engaged the services of Karvy as the Agency to provide e-voting facility/Insta Poll;

c)

The Company will also make facility for voting through electronic voting system available at the meeting i.e. Insta Poll and Members attending the meeting who have not cast their vote(s) by remote e-voting will be able to vote at the meeting through Insta Poll;

d)	The Members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again;

e)

A Member can opt for only single mode of voting, i.e. through remote e-voting or voting at the Meeting (Insta Poll). If a Member casts vote(s) by both modes, then voting done through remote e-voting shall prevail and vote(s) cast at the Meeting shall be treated as “INVALID”;

f)	The remote e-voting facility will be available during the following period:

Commencement of remote e-voting	From 9:00 a.m. (IST) on Monday, July 8, 2019
End of remote e-voting	Up to 5:00 p.m. (IST) on Wednesday, July 10, 2019

g)

Any person, who acquires shares of the Company and becomes a Member of the Company after dispatch of the Notice of 54th AGM and holds shares as of the cut-off date i.e. Thursday, July 4, 2019, may obtain the login ID and password by sending a request at evoting@karvy.com. However, if you are already registered with Karvy for e-voting, then you can use your existing User ID and password/PIN for casting your vote;

h)	A person who is not a Member as on the cut-off date should treat this Notice for information purpose only;

i)

A person, whose name is recorded in the register of Members or in the register of beneficial owners maintained by the depositories as on the cut-off date only shall be entitled to avail the facility of remote e-voting/Insta Poll;

j)	The voting rights of the Members shall be in proportion to their shares of the paid-up equity share capital of the Company as on the cut-off date (record date) of Thursday, July 4, 2019;

k)

Mr. Upendra Shukla, Practicing Company Secretary has been appointed as the Scrutiniser to the e-voting/ Insta Poll in a fair and transparent manner and he has communicated his willingness to be appointed and will be available for same purpose;

l)

The Scrutiniser will, after conclusion of e-voting at the meeting, scrutinise the vote(s) cast at the meeting (Insta Poll) and through remote e-voting and make a consolidated Scrutiniser’s Report of the votes cast in favour or against, if any, and submit the same to the Chairman of the meeting. The Chairman or any director or any other person authorised by the Chairman, shall declare the results of the voting forthwith. The said results will also be submitted to the Stock Exchange(s);

m)	The result will also be posted on the notice board of the Company at the Registered Office as well as at the Corporate Office;

n)	Information and instructions relating to remote e-voting are as follows:

(1)	In case a Member receives an e-mail from Karvy (for Members whose e-mail IDs is registered with the Company/DPs):

i)	Launch internet browser by typing the URL: https://evoting.karvy.com;

ii)	Enter the login credentials (i.e. User ID and password mentioned on the e-voting Form);

iii)	Your Folio No./ DP ID/ Client ID will be your User ID. However, if you are already registered with Karvy for e-voting, you can use your existing User ID and password for casting your vote;

iv)	After entering these details appropriately, click on “LOGIN”;

v)

You will now reach password change menu wherein you are required to mandatorily change your password. The new password shall comprise minimum 8 characters with at least one upper case (A- Z), one lower case (a-z), one numeric value (0-9) and one special character (@,#,$, etc.). The system will prompt you to change your password and update your contact details like mobile number, e-mail ID etc. on first login. You may also enter a secret question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential;

vi)	You need to login again with the new credentials;

vii)	On successful login, the system will prompt you to select the E-Voting Event Number (EVEN) for Vedanta Limited;

viii)

On the voting page, enter the number of shares (which represents the number of votes) as on the cut-off date under each of the heading of the resolution and cast your vote by choosing the “FOR / AGAINST” or alternatively, you may partially enter any number in “FOR” and partially “AGAINST” but the total number in “FOR / AGAINST” taken together shall not exceed your total shareholding as mentioned overleaf. You may also choose the option “ABSTAIN” and the shares held will not be counted under either head. Option “FOR” implies assent to the resolution and “AGAINST” implies dissent to the resolution;

ix)	You may then cast your vote by selecting an appropriate option and click on “Submit”;

x)	Members holding multiple folios/ demat accounts shall choose the voting process separately for each folio/ demat accounts;

xi)	Voting has to be done for each item of the Notice separately. In case you do not desire to cast your vote on any specific item, it will be treated as abstained;

xii)

A confirmation box will be displayed. Click “OK” to confirm, else “CANCEL” to modify. Once you confirm, you will not be allowed to modify your vote. During the voting period, Members can login any number of times till they have voted on the Resolution(s);

xiii)

Corporate/Institutional Members (i.e. other than Individuals, HUF, NRI etc.) are also required to send scanned certified true copy (PDF Format) of the Board Resolution/ Authority Letter etc., together with attested specimen signature(s) of the duly authorised representative(s), to the Scrutiniser at vedlagmscrutinizer@gmail.com with a copy marked to evoting@karvy.com. The scanned image of the above-mentioned documents should be in the naming format “Corporate Name EVENT NO”.

(2)	In case a Member receives physical copy of the 54th AGM Notice by post (for Members whose e-mail IDs is not registered with the Company/DPs):

i)	User ID and initial password - as provided in the below given format in the e-voting form:

EVEN (E-Voting Event Number)	User ID	Password

ii)	Please follow all steps from Sr. No. (i) to (xiii) as mentioned in (1) above, to cast your vote.

(3)	Once the vote on a resolution is cast by a Member, the Member shall not be allowed to change it subsequently or cast the vote again.

o)

For queries related to e-voting the Member may write to the Company at comp.sect@vedanta.co.in or write to Karvy at einward.ris@ karvy.com/contact at their toll free No. 1-800-34- 54-001 for any further clarifications.

22.	Through Karvy, the Company is also please to provide to its Members the mentioned below facilities for the AGM

Web check-In	Webcast	Query Module

To ensure smooth and faster registration at the AGM, we will also provide a web check in facility. Members can log in and do web check in and said procedure is as given below:

1. Log in to https://evoting. karvy.com/

2. Select the name of the Company.

3. Enter the security credentials as directed and click submit.

4. After validating the credentials, click on generate my attendance slip.

5. The attendance slip in PDF format shall appear on the screen. Select the print option for printing or download the attendance slip for future reference. The printed attendance slip is required to be handed over along with an identification proof to enter the AGM venue.

The web check-in facility will be available from July 8, 2019 (9:00 a.m. IST) to July 10, 2019 (5:00 p.m. IST)

	The Company will also make necessary arrangements to provide the facility of live webcast of proceedings of AGM. Members who are entitled to participate in the AGM can view the proceedings of AGM by logging on the e-voting website of Karvy at https://evoting.karvy.com/ using their secure login credentials as mentioned on the e-voting form.	We are also pleased to provide an online query module to enable the Members to seek informations / clarifications pertaining to this report in advance. Queries related to the Annual Report can be posted by the Members by logging on the e-voting website of Karvy at https://evoting.karvy.com/ using their secure login credentials as mentioned on the e-voting form.

Notice of 54th Annual General Meeting

Statement Pursuant to Section 102(1) of the Companies Act, 2013 (the Act)

The following Statement sets out all material facts relating to the Special Business mentioned in the Notice:

Item No. 6

The Board on the recommendation of the Nomination & Remuneration Committee at its meeting held on January 31, 2019 approved the appointment of Mr. Srinivasan Venkatakrishnan (DIN: 08364908) as the Whole-Time Director (WTD), designated as Chief Executive Officer (CEO) & KMP of the Company effective from March 1, 2019 to August 31, 2021, subject to the approval of the Members and Central Government.

Mr. Venkatakrishnan had been appointed as Chief Executive Officer (CEO), of Vedanta Resources Limited, the holding Company effective August 31, 2018. Mr. Venkatakrishnan was formerly the CEO of Johannesburg-based AngloGold Ashanti Limited. During his tenure, he has had significant success, delivering major projects on time and on budget improving productivity, strengthening the balance sheet, reducing operating and overhead costs, and improving overall safety and sustainability performance. Prior to his appointment as the CEO in May 2013, Mr. Venkatakrishnan was AngloGold Ashanti’s Chief Financial Officer, a post he held since 2005. Before that, between 2000 and 2004, he was the CFO of London-listed Ashanti Goldfields Limited. Mr. Venkatakrishnan has accumulated extensive experience throughout his career in the UK, India, Africa, Australia and South America. He is a qualified Chartered Accountant who holds a Bachelor’s degree from the University of Madras.

Considering the rich experience of Mr. Venkatakrishnan, the Nomination & Remuneration Committee along with the Board recommends his appointment as WTD & CEO. The Company benefit from his insights and global perspective.

It is proposed to seek Member’s approval for the appointment of Mr. Venkatakrishnan as a Whole-Time Director, designated as CEO of the Company.

Remuneration: The entire remuneration shall be payable from Vedanta Resources Limited, the Holding Company and nil remuneration will be drawn from the Company.

Mr. Venkatakrishnan is not disqualified from being appointed as a Director in terms of Section 164 of the Act, nor debarred from holding the office of director by virtue of any SEBI order or any other such authority and has given his consent for the said appointment. The terms as set out in the Resolution and explanatory statement may be treated as an abstract of the terms of appointment pursuant to Section 196 of the Act.

Save and except Mr. Venkatakrishnan and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/Key Managerial Personnel and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 6.

The Board of Directors accordingly recommends the Ordinary Resolution set out at Item No. 6 of the Notice for the approval of the Members.

Item No. 7 & 8

Mr. Tarun Jain ( DIN: 00006843) was appointed as the Whole-Time Director (WTD) by the Members of the Company at the AGM held on July 11, 2014 to hold office from April 1, 2014 to March 31, 2018. Further, at AGM held on August 24, 2018 he was re- appointed as WTD for the period April 1, 2018 to March 31, 2019.

During his tenure as WTD, he played a key role in the Company’s strategic financial matters including corporate strategy, business development and mergers and acquisitions. His term as a WTD expired on March 31, 2019.

The Board of Directors of the Company, on the recommendation of the Nomination and Remuneration Committee and taking into account the need for providing advice, guidance and mentorship to the Company’s management, approved the re-appointment of Mr. Tarun Jain as Non-Executive Director of the Company, liable to retire by rotation, for a period of one (1) year with effect from April 1, 2019 to March 31, 2020 subject to the approval of Shareholders.

Mr. Jain has over 36 years of diversified experience and is a Member of the Institute of Cost and Works Accountants of India, Institute of Chartered Accountants of India and the Institute of Company Secretaries of India.

Considering the enormous diversified experience of Mr. Tarun Jain, the Board recommends the continuation of Mr. Tarun Jain as a Non-Executive Director for a further term of 1 year.

Mr. Jain in the capacity of Non-Executive Director, in addition to sitting fees, will be entitled to commission as detailed below, subject to the overall limits prescribed under the provision of the Companies Act and SEBI Listing Regulations:-

Commission:	Fixed amount of ₹ 3 Crore p.a.
Variable upto ₹ 1.5 Crore p.a.

Total Remuneration of ₹ 4.50 Crore p.a (within the limits under the provisions of Companies Act, 2013 and Listing Regulations)

Regulation 17(6)(ca) of the Listing Regulations, effective from April 1, 2019, requires companies to obtain approval of the shareholders by passing of a special resolution every year for payment of remuneration to Non-Executive Director exceeding fifty percent of the total annual remuneration payable to all Non-Executive Directors.

Accordingly, Shareholders approval is sought for re-appointment and for payment of remuneration to Mr. Tarun Jain, Non-Executive Director for the period from April 01, 2019 till March 31, 2020.

Mr. Tarun Jain is not disqualified from being re-appointed as a Director in terms of Section 164 of the Act, nor debarred from holding the office of director by virtue of any SEBI order or any other such authority and has given his consent for the said re-appointment.

Save and except Mr. Tarun Jain and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/Key Managerial Personnel and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 7 and 8.

The Board of Directors accordingly recommends the appointment and remuneration of Mr. Tarun Jain as Non-Executive Director as set out at Item No. 7 and 8 of the Notice for the approval of the Members.

Item No.9

Based on the recommendation of the Nomination & Remuneration Committee, the Board of Directors of the Company have appointed Mr. Mahendra Kumar Sharma as an Additional Director in the capacity of Non-Executive Independent Director of the Company to hold office for a period from June 01, 2019 to May 03, 2022, not liable to retire by rotation, subject to consent of the Members of the Company at the ensuing AGM.

As an Additional Director, Mr. Sharma holds office till the date of the AGM and is eligible for being appointed as an Independent Director. The Company has received necessary declaration(s) from Mr. Sharma confirming that he meets the criteria as prescribed under the Companies Act, 2013 (the Act) and SEBI (Listing Obligations and Disclosure requirements) Regulations, 2015 (Listing Regulations).

Mr. Sharma is not disqualified from being appointed as a Director under provisions of Section 164 of the Companies Act, 2013, nor debarred from holding the office of director by virtue of any SEBI order or any other such authority and has given his consent to act as a Director of the Company.

Mr. Sharma has rich experience in the field of mergers and acquisitions, corporate restructuring and law. He has also been a Member of the Corporate Law Committee of the Ministry of Corporate Affairs and Naresh Chandra Committee on Corporate Governance as well as actively involved in several industry associations.

He has served as a director of Hindustan Unilever Limited and Chairman of ICICI Bank and is currently on the boards of various leading corporates viz. Wipro Limited, United Spirits Limited, Ambuja Cements Limited and Asian Paints Limited.

In the opinion of the Board, Mr. Sharma fulfils the conditions for his appointment as an Independent Director as specified in the Act and Listing Regulations and is independent of the management.

Your Board believes that Mr. Sharma’s induction on the Board will support in broadening the overall expertise of the Board and will bring wide experience particularly in the areas of corporate governance and various laws.

A copy of the appointment letter, setting out his terms and conditions of appointment is available on the website of the Company at www.vedantalimited.com and will be available for inspection, without any fees, by the Members at the Company’s registered office during normal hours on working days upto the date of AGM and also at the Meeting.

Save and except Mr. Sharma and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the Directors/ Key Managerial Personnel and their relatives are in any way, interested or concerned, financially or otherwise in the Resolution set out at Item No. 9.

The Board of Directors accordingly recommends the Ordinary Resolution set out at Item No. 9 of the Notice for the approval of the Members.

Item No. 10

In accordance with the provisions of Section 148 of the Act read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the Cost Auditors as recommended by the Audit Committee and approved by the Board of Directors, is required to be ratified by the Members of the Company at the General Meeting.

The Board, on the recommendation of the Audit Committee, has approved the appointment and remuneration of the Cost Auditors to conduct the audit of the cost records of the Company across various businesses, for the financial year ending March 31, 2020 as per the following details:

Sl. No.	Businesses	Cost Auditors	Audit Fees for FY 2019-20 (₹)*
1	Sterlite-Copper		14,00,000/-
2	MALCO-Aluminum	M/s. Ramnath Iyer & Co.
3	Iron ore	(Lead Auditor)
4	Aluminium
5	Electricity
6	Oil & Gas	M/s. Shome and Banerjee	5,00,000/-

*	plus applicable taxes and reimbursement of out of pocket expenses.

Accordingly, ratification by the Members is being sought to the remuneration payable to the Cost Auditors for the financial year ending March 31, 2020 by way of an Ordinary Resolution as set out in Item No. 10 of the Notice.

None of the Directors/ Key Managerial Personnel of the Company/ their relatives are, in any way concerned or interested financially or otherwise in the resolution set out at Item No. 10 of the Notice.

The Board of Directors recommends the Ordinary Resolution set out at Item No. 10 of the Notice for approval of the Members.

By order of the Board of Directors
Prerna Halwasiya

Company Secretary & Compliance Officer
Place: Gurugram	ACS No.: 20856
Dated: May 30, 2019

Registered Office:

1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue Atul Projects,

Chakala, Andheri (East), Mumbai – 400093

CIN: L13209MH1965PLC291394

E-mail: comp.sect@vedanta.co.in;

Website: www.vedantalimited.com

Tel.: +91 22 6643 4500; Fax: +91 22 6643 4530

Notice of 54th Annual General Meeting

Annexure to the Notice of AGM

Details of Directors retiring by rotation, seeking appointment / re-appointment at the ensuing Annual General Meeting:

	Ms. Priya Agarwal	Mr. Srinivasan Venkatakrishnan	Mr. Tarun Jain	Mr. Mahendra Kumar Sharma
Director Identification Number (DIN)	05162177	08364908	00006843	00327684
Date of Birth	August 10, 1989 (29 yrs)	March 29, 1965 (54 yrs)	March 06, 1960 (59 yrs)	May 04, 1947 (72 yrs)
Date of appointment/re- appointment on the Board	May 17, 2017	March 01, 2019	April 01, 2019	June 01, 2019
Qualifications	B.Sc. in psychology and business management from University of Warwick	Qualified Chartered Accountant and holds Bachelor’s degree from the University of Madras.	Member of the Institute of Chartered Accountants of India, Institute of Company Secretaries of India and Institute of Cost and Works Accountants of India of India	B.A. and LLB from Lucknow University and Post Graduate Diploma in Personnel Management from Delhi University & Diploma in Labour Laws from Indian Law Institute, Delhi
Brief resume/Experience (including expertise in specific functional area)	Experience in public relations with Ogilvy & Mather and in human resources with Korn Ferry International.	Mr. Venkatakrishnan had served as CEO and CFO of AngloGold Ashanti Limited, and CFO of London-listed Ashanti Goldfields Limited. He was appointed as CEO of Vedanta Resources Limited effective August 31, 2018.	Over 36 years of experience in the corporate finance, audit and accounting, tax, mergers and acquisitions and corporate secretarial functions.	Experience in the field of mergers and acquisitions, corporate restructuring and law. Also, been a Member of the Corporate Law Committee of the Ministry of Corporate Affairs, and Naresh Chandra Committee on Corporate Governance, as well as actively involved in several industry associations.
Terms and Conditions of Appointment / Re-appointment	As detailed in the respective resolutions and explanatory statement
Remuneration last drawn (including sitting fees, if any)	As mentioned in the Corporate Governance Report			Not Applicable
Remuneration proposed to be paid	As per existing terms and conditions	As detailed in the respective resolutions and explanatory statement
Shareholding in the Company as on March 31, 2019	Nil	Nil	Nil	Nil
Relationship with other Directors / Key Managerial Personnel/ Managers	None as per the definition of Relatives specified in the Companies Act, 2013 and Listing Regulations
Number of meetings of the Board attended during the year	As mentioned in the Corporate Governance Report			Not Applicable
Directorship of other Boards as on March 31, 2019	None	• Vedanta Resources Limited	• Bharat Aluminium Company Limited	• Asian Paints Limited
		• Konkola Copper Mines Plc	• Vedanta Medical Research Foundation (Under Section 8 of the Companies Act, 2013)	• Wipro Limited
			• Sterlite (USA) Inc.	• United Spirits Limited
			• Rajtaru Charity Foundation	• The Anglo Scottish Education Society
			• Vedanta Star Limited	• Indian School of Business
			• Rushabhnath Digamber Jain Foundation	• Gwalior Webbing Co. Pvt. Ltd.
• East India Investment Co Pvt Ltd
• Atria Convergence Technologies Limited
• Bic cello (India) Private Limited
Membership / Chairmanship of Committees of the other Boards as on March 31, 2019	None	None	Bharat Aluminium Company Limited:	Asian Paints Limited
			• Audit Committee	• Audit Committee (Chairman)
			• Financial Standing Committee (Chairman)	• Risk Management Committee (Chairman)
• Nomination & Remuneration Committee
Wipro Limited
• Audit, Risk & Compliance Committee
• Stakeholder Relationship Committee (Chairman)
• Nomination & Remuneration Committee
United Spirits Limited
• Audit Committee
• Risk Management Committee
Atria Convergence Technologies Limited
• Audit Committee (Chairman)

VEDANTA LIMITED

CIN: L13209MH1965PLC291394

Regd. Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate

Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400 093

Tel.: +91-22 6643 4500

Fax: +91-22 6643 4530

Website: www.vedantalimited.com

Email-ID: comp.sect@vedanta.co.in

Attendance Slip

(Please hand over at the entrance of the meeting duly completed and signed)

54th ANNUAL GENERAL MEETING on Thursday, July 11, 2019 at 10.30 a.m. IST

at the Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West),

Mumbai – 400 050, Maharashtra, India

Folio No.	DP. ID No. / Client ID

Name of the Member	Signature

Name of Proxy Holder	Signature

No. of shares held	E-mail ID

1.

I / We certify that I/we am/are a registered shareholder/proxy for the registered shareholder(s) of the Company. I/We hereby record my/our presence at the 54th Annual General Meeting of the Company at the Rangsharda Auditorium, K. C. Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050 India on Thursday, July 11, 2019 at 10.30 a.m. IST.

2.	Only Member/Proxy holder can attend the Meeting.

3.	Member/Proxy holder is requested to bring his/her copy of the Annual Report for reference at the Meeting.

VEDANTA LIMITED

Registration of e-mail address for future communication

Name of the Shareholder :

Folio No	DP. ID	Client ID

Registered Address:

Signature:

E-mail ID:

VEDANTA LIMITED

CIN:L13209MH1965PLC291394

Regd. Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate

Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400 093

Tel.: +91-22 6643 4500

Fax: +91-22 6643 4530

Website: www.vedantalimited.com

E-mail ID: comp.sect@vedanta.co.in

Form No. MGT- 11

Proxy Form

[Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of the Companies

(Management and Administration) Rules, 2014]

Name of the Member (s):

Registered address:

E-mail ID:

Folio No./Client ID:	DP ID:

I/We, being the Member (s) of	shares of the above named company, hereby appoint

1.	Name:	E-mail ID:

Address:

Signature:	, or failing him/her

2.	Name:	E-mail ID:

Address:

Signature:	, or failing him/her

3.	Name:	E-mail ID:

Address:

Signature:

as my/ our proxy to attend and vote (on a poll) for me/ us and on my/ our behalf at the 54th Annual General Meeting of the Company, to be held on Thursday, July 11, 2019 at 10:30 a.m. IST at the Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050 and at any adjournment thereof in respect of such resolutions as are indicated below:

Resolution

Ordinary Business

1	To receive, consider and adopt the audited standalone financial statements of the Company for the financial year ended March 31, 2019 and the reports of the Board of Directors and Auditors thereon.

2	To receive, consider and adopt the audited consolidated financial statements of the Company for the financial year ended March 31, 2019 and the report of Auditors thereon.

3	To confirm the payment of two Interim Dividends aggregating to ₹ 18.85 per equity share for the financial year ended March 31, 2019.

4	To confirm the payment of Preference Dividend on 7.5% Non-Cumulative Non-Convertible Redeemable Preference shares, for the period from April 1, 2018 upto the date of redemption i.e. October 27, 2018.

5	To appoint Ms. Priya Agarwal (DIN:05162177), who retires by rotation and being eligible, offers herself for re-appointment as a Director.

Special Business

6

To consider appointment of Mr. Srinivasan Venkatakrishnan (DIN: 08364908) as the Whole-Time Director, designated as Chief Executive Officer (CEO) of the Company for the period from March 01, 2019 to August 31, 2021.

7	To consider re-appointment of Mr. Tarun Jain (DIN:00006843) as Non-Executive Director of the Company for a period of one (1) year effective April 1, 2019 to March 31, 2020.

8

To consider and approve payment of remuneration to Mr. Tarun Jain (DIN:00006843), Non- Executive Director in excess of the limits prescribed under Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

9	To consider the appointment of Mr. Mahendra Kumar Sharma (DIN: 00327684) as an Independent Director of the Company.

10	To ratify the remuneration of Cost Auditors for the financial year ending March 31, 2020.

Signed this	day of	2019

Signature of shareholder

Signature of Proxy holder(s)

Affix Revenue Stamp

Note: This form of proxy in order to be effective should be duly completed and deposited at Registered Office of the Company, not less than 48 hours before the commencement of the Meeting.

ROUTE MAP

Mumbai Education Trust
K C Marg
Lilavati Hospital
H
HOTEL RANGSHARDA
PETROL PUMP
FIRE STATION
S V Road
TO BANDRA
TO AIRPORT
WESTERN EXPRESS HIGHWAY
SEA
Methi River
TO DADAR
N
TO BANDRA-WORLI SEA-LINK
RANGSHARDA AUDITORIUM
K.C. MARG, BANDRA RECLAMATION,
BANDRA WEST, MUMBAI 400 050
TELEPHONE: 2640 1919, 2643 0543, 2643 8120 TO 27